Exhibit 99.1

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819 363-5155
Kingsey Falls, Québec Canada J0A 1B0
www.cascades.com

CASCADES ANNOUNCES THE END OF ITS

KRAFT PAPER OPERATIONS IN EAST ANGUS

Kingsey Falls, Québec, July 9, 2014 – Cascades Inc. (TSX: CAS) announced today that it will cease its Kraft paper manufacturing activities in the East Angus (Québec) plant because of unfavourable market conditions and the failure of discussions concerning the plant’s transfer and turnaround. Close to 175 employees will be affected by the closure, which will come into effect by October 3, 2014. By closing the plant, Cascades is withdrawing from the Kraft paper sector definitively.

“With the arrival of new competitors that convert newsprint paper machines to produce Kraft paper, and the ongoing weakening of market conditions for our products, the East Angus plant has not managed to maintain a competitive edge in the market despite significant investments and serious recovery efforts,” explained Luc Langevin, President and Chief Operating Officer of Cascades Specialty Products Group. “Last November, we announced to employees our decision to withdraw from the industry. At the time, we offered them the plant debt free. After several months of ongoing efforts on the part of buyer Gino Lévesque, the Québec government and Cascades to come up with a financial package, the project was abandoned because of a lack of new investors. With the failure of the turnaround project and the loss of numerous key employees, today we are forced to announce the end of these activities.”

“Naturally, we are very disappointed that the project failed,” said Mario Plourde, President and Chief Executive Officer of Cascades. “However, we would like to thank the employees’ provisional committee, the buyer and the Government of Québec for the work they put into the project over several months in the attempt to save jobs. Since our strategic orientations are focused on growth in the packaging, tissue paper and recovery sectors, it became impossible to keep the plant open with its inability to regain profitability. Following today’s announcement, Cascades will assume all of the plant’s responsibilities, notably the employee pension plan.”

To assist the employees affected by the shutdown, Cascades will do everything in its power to relocate personnel to other units. It will work with the union and the governments to reduce the impact of the announcement on the workers and the community.

Cascades would like to extend its sincere thanks to the employees of the plant for their loyalty over the years. It hopes that it can rely on them to continue to serve its customers until the plant closes.

It is important to note that this announcement does not concern the coated boxboard manufacturing plant located in East Angus.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs more than 12 000 men and women, who work in over a hundred production units in North America and Europe. With its management philosophy, close to half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

418 573-2348

hugo_damours@cascades.com

Investors:

Riko Gaudreault

Director, Investor Relations,

Cascades Inc.

514 282-2697

riko_gaudreault@cascades.com

Source: Luc Langevin President and Chief Operating Officer Cascades Specialty Products Group

Website: www.cascades.com

Green by Nature Blog: http://www.cascades.com/blog

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